WOODSIDE

31 August 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – WA-313-P (Polkadot-1), lodged with the Australian Stock Exchange on 31 August 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dw 9/9

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 31 AUGUST 2004
10:00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-313-P
POLKADOT-1

Woodside Energy Ltd., a wholly-owned subsidiary of Woodside Petroleum Ltd. and Operator of the WA-313-P Joint Venture, reports that the Polkadot-1 exploration well located in the Joseph Bonaparte Gulf was spudded on 29 August 2004. On 31 August 2004 at 08:00 WST the operation was drilling ahead at 1,427 metres.

The SEDCO/703 drill rig is drilling the well. The location is approximately 300 kilometres south west of Darwin. Water depth at the location is 65 metres. Planned total depth is approximately 3,400 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside's interest in WA-313-P is 50%. The other participant is Eni Australia B.V. (50%).